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                             November 23, 2020

       Leslie Trigg
       President and Chief Executive Officer
       Outset Medical, Inc.
       3052 Orchard Drive
       San Jose, California 95134

                                                        Re: Outset Medical,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
19, 2020
                                                            CIK. No. 0001484612

       Dear Ms. Trigg:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences